EXHIBIT 2
management’s responsibility for financial statements
The accompanying consolidated financial statements have been prepared by management and approved by Cinram’s Board of Directors. Management is responsible for the information and representations contained in these financial statements and in other sections of this annual report.
The Company maintains appropriate processes to ensure that it produces relevant and reliable financial information. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The significant accounting policies, which management believes are appropriate for the Company, are described in Note 1 to the consolidated financial statements.
The Board of Directors is responsible for reviewing and approving the consolidated financial statements and overseeing management’s performance of its financial reporting responsibilities. The Board appoints an audit committee of three non-management Directors to review the consolidated financial statements, as well as the adequacy of its internal controls, audit process and financial reporting with management and with the external auditors. The audit committee reports to the Directors prior to the approval of the audited consolidated financial statements for publication.
KPMG LLP, our independent auditors appointed by shareholders at the last annual meeting, has audited the consolidated financial statements.

Isidore Philosophe	Lewis Ritchie
Chief Executive Officer	Chief Financial Officer
March 2, 2006
26    Cinram International Inc. Annual Report 2005

auditors’ report to the shareholders
We have audited the consolidated balance sheets of Cinram International Inc. as at December 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Toronto, Canada
March 2, 2006
Cinram International Inc. Annual Report 2005    27

consolidated balance sheets
(In thousands of U.S. dollars)

As at December 31	2005	2004

ASSETS
Current assets
Cash and cash equivalents	$89,921	$41,789
Accounts receivable, net of an allowance for doubtful accounts of $11,664 (2004 — $12,511)	589,417	518,216
Income taxes recoverable	—	8,356
Inventories (note 2)	45,482	56,861
Prepaid expenses	20,610	26,573
Future income taxes (note 12)	33,835	22,872

	779,265	674,667
Capital assets (note 3)	601,481	706,360
Goodwill (note 4)	330,274	328,393
Intangible assets (note 4)	241,604	315,247
Deferred financing fees (note 5)	18,954	24,344
Other assets	13,948	36,218
Future income taxes (note 12)	28,416	11,804

	$2,013,942	$2,097,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$202,550	$213,876
Accrued liabilities	351,580	377,323
Income taxes payable	15,479	—
Current portion of long-term debt (note 7)	62,136	71,509
Current portion of obligations under capital leases (note 8)	727	850

	632,472	663,558
Long-term debt (note 7)	674,137	786,834
Obligations under capital leases (note 8)	3,272	4,603
Other long-term liabilities (note 1(n))	55,135	62,778
Future income taxes (note 12)	103,018	93,069

Shareholders’ equity
Capital stock (note 9)	173,775	170,145
Contributed surplus (note 9(d))	4,634	4,145
Retained earnings	317,121	240,367
Foreign currency translation adjustment	50,378	71,534

	545,908	486,191
Lease commitments (note 8)
Subsequent events (note 21)

	$2,013,942	$2,097,033

See accompanying notes to consolidated financial statements.
On behalf of the Board:

Peter G. White	Nadir H. Mohamed
Director	Director
28   Cinram International Inc. Annual Report 2005

consolidated statements of earnings and retained earnings
(In thousands of U.S. dollars, except per share amounts)

Years ended December 31	2005	2004

Revenue	$2,098,080	$2,026,638
Cost of goods sold	1,685,997	1,615,542

Gross profit	412,083	411,096
Selling, general and administrative expenses	168,793	177,372
Amortization of intangible assets and deferred financing fees (notes 4 and 5)	69,998	73,038
Unusual items (note 11)	6,278	(1,713)

Earnings before the undernoted	167,014	162,399
Interest on long-term debt	50,790	51,642
Other interest	358	1,460
Interest income	(932)	(2,436)

Earnings before income taxes	116,798	111,733
Income taxes (recovery) (note 12):
Current	47,774	24,555
Future	(13,402)	11,354

	34,372	35,909

Net earnings	82,426	75,824
Retained earnings, beginning of year	240,367	172,564
Effect of a change in accounting policy related to stock-based compensation (note 1(k))	—	(2,759)
Dividends	(5,672)	(5,262)

Retained earnings, end of year	$317,121	$240,367

Earnings per share (note 10):
Basic	$1.44	$1.34
Diluted	1.43	1.32

Weighted average number of shares outstanding (in thousands) (note 10):
Basic	57,162	56,589
Diluted	57,773	57,514

See accompanying notes to consolidated financial statements.
Cinram International Inc. Annual Report 2005    29

consolidated statements of cash flows
(In thousands of U.S. dollars)

Years ended December 31	2005	2004

Cash provided by (used in):
Operations
Net earnings	$82,426	$75,824
Items not involving cash:
Amortization	223,869	219,735
Future income taxes	(13,402)	11,354
Non-cash stock-based compensation	489	1,269
Gain on disposition of capital assets	(663)	(2,330)
Change in non-cash operating working capital (note 16)	(35,379)	(176,452)

	257,340	129,400
Financing
Increase in long-term debt	54,000	48,000
Repayment of long-term debt	(176,070)	(239,530)
Deferred financing fees	(550)	(2,250)
Decrease in obligations under capital leases	(778)	(1,885)
Issuance of common shares	3,630	6,971
Decrease (increase) in other long-term liabilities	(3,628)	10,931
Dividends paid	(5,672)	(5,262)

	(129,068)	(183,025)
Investments
Purchase of capital assets	(99,765)	(145,704)
Proceeds on disposition of capital assets	1,918	4,015
Decrease (increase) in other assets	22,223	(12,523)
Transaction costs relating to Time Warner acquired businesses	—	(890)

	(75,624)	(155,102)
Foreign currency translation loss on cash held in foreign currencies	(4,516)	(3,307)

Increase (decrease) in cash and cash equivalents	48,132	(212,034)
Cash and cash equivalents, beginning of year	41,789	253,823

Cash and cash equivalents, end of year	$89,921	$41,789

Supplemental cash flow information
Interest paid	$50,554	$52,540
Income taxes paid	24,994	35,455

See accompanying notes to consolidated financial statements.
30    Cinram International Inc. Annual Report 2005

notes to consolidated financial statements
(In thousands of U.S. dollars, except common shares and per share information)
Years ended December 31, 2005 and 2004
1. SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of presentation
These consolidated financial statements include the accounts of Cinram International Inc. (the “Company”) and its wholly owned subsidiaries, and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and, except as outlined in note 19, are, in all material respects, in accordance with United States (“U.S.”) GAAP. The results of subsidiaries acquired are consolidated from the date of acquisition. All intercompany balances and transactions have been eliminated on consolidation.
The functional currency of the Company is the Canadian dollar. The Company’s operations in the U.S., the United Kingdom, France, Germany and Mexico are considered to be self-sustaining. Assets and liabilities are translated using year-end exchange rates and revenue and expenses are translated at average exchange rates. Exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations are deferred in the “foreign currency translation adjustment” account included as a separate component of shareholders’ equity. The Company’s borrowings, as outlined in note 7, are denominated in U.S. dollars and the majority represent a hedge of the Company’s net investment in its U.S. operations. The Company formally assesses the hedge’s effectiveness at the beginning of each quarter.
The Company’s reporting currency is the U.S. dollar. The Company uses the current rate method to translate the consolidated Canadian dollar results into U.S. dollars for both the current and prior years. Under the current rate method, the assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date, revenue and expenses, as well as cash flow items are translated at weighted average rates for the year. Any resulting exchange gain or loss is charged or credited to the “foreign currency translation adjustment” account included as a separate component of shareholders’ equity.
(b) Revenue recognition
Revenue is comprised of product sales and service revenue earned from fulfillment services.
Revenue from product sales is recognized upon shipment since title to the product is transferred to the customers, persuasive evidence of an arrangement exists, the selling price is fixed and determinable and collectibility is reasonably assured.
Volume rebates are recorded as a reduction of revenue at the time of shipment. Contractual payments to acquire sales contracts are amortized against revenue over the term of the contract.
Services revenue is recognized as services are performed.
The Company offers certain products and services as part of multiple deliverable arrangements. The Company divides multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customer and the fair value of the undelivered elements can be objectively and reliably determined. Consideration for these units are then measured and allocated amongst the separate units based upon their relative fair values and then the Company’s relevant revenue recognition policies are applied to them.
(c) Inventories
Raw materials are stated at the lower of cost and replacement cost. Finished goods and work in process are stated at the lower of cost and net realizable value. In determining net realizable value, the Company considers factors such as market conditions and
Cinram International Inc. Annual Report 2005    31

notes to consolidated financial statements
(In thousands of U.S. dollars, except common shares and per share information)
Years ended December 31, 2005 and 2004
forecasted future demand. Cost includes materials and an application of relevant manufacturing labour and overhead. Cost is recorded on a first-in, first-out basis.
(d) Capital assets
Capital assets are recorded at cost and are amortized over their estimated useful lives. Cost represents acquisition or construction costs, including preparation, installation and testing charges incurred with respect to capital assets until they are ready for commercial production. Major renewals and improvements are capitalized, while maintenance and repairs are charged to operations as incurred. Gains or losses arising from the disposition of capital assets are reflected in net earnings.
Capital assets are amortized on a straight-line basis, commencing when the asset is entered into use. Amortization expense for capital assets is recorded in cost of goods sold. Estimated useful lives for the principal asset categories are as follows:

Buildings	20–40 years
Machinery and equipment	3–7 years
Computer equipment	3–5 years
Furniture	5 years
Leasehold improvements	Over term of lease

(e) Goodwill and intangible assets
(i) Goodwill:
Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liabilities assumed, based on their fair values. When the Company enters into a business combination, the purchase method of accounting is used. Goodwill is assigned as of the date of the business combination to reporting units that are expected to benefit from the business combination.
Goodwill is not amortized but instead is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill is determined in the same manner as the value of goodwill is determined in a business combination, and is compared with its carrying amount to measure the amount of the impairment loss, if any.
(ii) Intangible assets:
Intangible assets acquired in a business combination are recorded at their fair values less accumulated amortization and are tested for impairment as described in note 1(f). Amortization is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Customer supply agreements	6 years

(f) Impairment of long-lived assets
The Company reviews capital and intangible assets (long-lived assets) for impairment annually, or more frequently, if events or changes in circumstances indicate that the carrying amount may not be recoverable. Absent any triggering factors during the year, the
32    Cinram International Inc. Annual Report 2005

Company conducts its long-lived asset assessment in the fourth quarter to correspond with its planning cycle. Recoverability is assessed by comparing the carrying amount to the projected undiscounted future net cash flows that the long-lived assets are expected to generate. If the sum of undiscounted future cash flows expected to result from the use and disposition of a group of assets is less than its carrying amount, it is considered impaired. An impairment loss is measured as the amount by which the carrying amount of a group of assets exceeds its fair value.
At December 31, 2005 and 2004, no impairments in the carrying value of these assets existed.
(g) Pension benefits
The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on service, and management’s best estimate of expected plan investment performance, salary escalation, compensation levels at time of retirement, and retirement ages of employees. Changes in these assumptions could impact future pension expense. For the purpose of calculating the expected return on plan assets, assets are valued at fair value. Actuarial gains or losses are amortized over the average remaining service period of active employees. Pension assets are recorded as other assets while pension liabilities are recorded as accrued pension benefits within accrued liabilities and other long-term liabilities.
(h) Asset retirement obligations
Asset retirement obligations are legal obligations associated with the retirement of tangible long-lived assets that result from their acquisition, lease, construction, development or normal operation. The Company records the present value of the estimated fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced liquidation transaction. The Company subsequently allocates the asset retirement cost to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to the statement of earnings.
The adjustment to leasehold improvements in respect of asset retirement costs is amortized into income on a straight-line basis over the remaining life of the leases. For the year ended December 31, 2005, the Company recorded amortization expense of $462 (2004 – $543) in cost of sales.
(i) Deferred financing fees
The costs of obtaining bank and other debt financings are deferred and amortized on a straight-line basis over the term of the related debt or debt facilities to which they relate.
(j) Derivative financial instruments
Derivative financial instruments are utilized to reduce interest rate risk on the Company’s debt. The Company does not enter into financial instruments for trading or speculative purposes.
The Company’s policy is to formally designate each derivative financial instrument as a hedge of a specifically identified debt instrument. The Company believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term to maturity, the notional principal amount and the interest rate basis of the instruments all match the terms of the debt instrument being hedged.
Cinram International Inc. Annual Report 2005    33

notes to consolidated financial statements
(In thousands of U.S. dollars, except common shares and per share information)
Years ended December 31, 2005 and 2004
Interest rate swap agreements are used as part of the Company’s program to manage the fixed and floating interest rate mix of the Company’s total debt portfolio and related overall cost of borrowing. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from the counterparties is included as an adjustment to accrued interest.
Gains and losses on terminations of interest rate swap agreements are deferred on the balance sheet and amortized as an adjustment to interest expense related to the obligation over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of the debt obligation, any realized or unrealized gain or loss from the swap would be recognized in the consolidated statement of earnings at the time of extinguishment.
For those instruments that do not meet the above criteria, variations in their fair value are marked-to-market on a current basis, with the resulting gains or losses recorded in or charged against earnings.
(k) Stock-based compensation
Effective January 1, 2004, Canadian GAAP requires the Company to calculate the fair value of stock-based compensation awarded to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, the Company adopted the standard retroactively to January 1, 2002 without restating prior periods. The Company determined the fair value of stock options granted to employees since January 1, 2002 using the Black-Scholes option pricing model and recorded an adjustment to opening retained earnings in the amount of $2,759, representing the expense for the 2003 and 2002 fiscal years, with a corresponding increase in contributed surplus.
(l) Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the enactment or substantive enactment date. Future income tax assets are recognized and if realization is not considered “more likely than not,” a valuation allowance is provided. Income tax expense is the sum of the Company’s provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.
(m) Earnings per share
Basic earnings per share is calculated by dividing the earnings available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method, which assumes that all stock options with exercise prices below the market prices are exercised with the proceeds used to purchase common shares of the Company at the average market price during the year.
34    Cinram International Inc. Annual Report 2005

(n) Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates are used in determining, but not limited to, the valuation of intangible assets and goodwill, provisions for volume rebates, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, restructuring costs, assets and obligations related to employee future benefits, the useful lives of all depreciable assets and the recoverability of capital assets and long-lived assets. Royalty charges are incurred as a result of the use of third party replication technologies. The Company records these amounts as incurred based on the sale of the Company’s products. Accordingly, at each balance sheet date, the Company records its best estimate of the royalties payable based on contractual arrangements and management’s best estimate for non-contractual amounts. Actual results could differ from those estimates.
Included in other long-term liabilities are pre-acquisition contingencies assumed on the acquisition of the Time Warner Inc. businesses. These amounts have been recorded based on management’s best estimate. The actual cash settlement amount and timing are unknown at this time.
During the year, the Company recorded a credit of $5,276 in cost of goods sold as the result of the settlement of a patent dispute.
(o) Cash and cash equivalents
The Company considers all highly liquid investment instruments with a maturity of three months or less at the time of purchase to be cash equivalents.
(p) Recently issued accounting pronouncements
(i) Liabilities and equity:
Effective for fiscal years beginning after November 1, 2004, The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3860, Financial Instruments –Disclosure and Presentation, has been amended to provide guidance for classifying certain financial obligations of a fixed amount that may be settled, at the issuer’s option, by a variable number of the issuer’s own equity instruments to be presented as liabilities. Any financial instruments issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity.
The CICA concluded that not all such obligations establish the type of relationship that exists between an entity and its owners, but rather they convey more of a debtor/creditor relationship because they require the issuer to convey a fixed amount of value to the holder that does not vary with changes in the fair value of the issuer’s equity instruments. Therefore, these instruments should be presented as liabilities. The adoption of this standard in 2005 did not have an impact on the consolidated financial statements.
(ii) Consolidation of variable interest entities:
Effective January 1, 2005, the Company adopted Accounting Guideline 15, Consolidation of Variable Interest Entities (“AcG-15”). AcG-15 addresses the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 addresses when an enterprise should include the assets, liabilities and results of activities of such an entity in its consolidated financial statements. There was no impact to the consolidated financial statements of the Company as a result
Cinram International Inc. Annual Report 2005   35

notes to consolidated financial statements
(In thousands of U.S. dollars, except common shares and per share information)
Years ended December 31, 2005 and 2004
of adopting this standard since the Company does not have an interest in any entities subject to control on a basis other than ownership of voting shares.
(iii) Arrangements containing a lease:
Emerging Issues Committee Abstract 150, Determining Whether an Arrangement Contains a Lease (“EIC 150”), addresses a situation where an entity enters into an arrangement, comprising a transaction that does not take the legal form of a lease but conveys a right to use a tangible asset in return for a payment or series of payments. EIC 150 was effective for arrangements entered into or modified after January 1, 2005. There was no impact to the consolidated financial statements of the Company as a result of the adoption of this new standard since the Company has not entered into such arrangements.
(iv) Non-monetary transactions:
In 2005, the CICA issued Handbook Section 3831, Non-monetary Transactions (“CICA 3831”), replacing Section 3830, Non-monetary Transactions. CICA 3831 requires that an asset exchanged or transferred in a non-monetary transaction must be measured at its fair value, except when: the transaction lacks commercial substance; the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or the transaction is a non-monetary non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation. In these cases, the transaction must be measured at the carrying value. The new requirements are effective for transactions occurring on or after January 1, 2006. The Company does not expect that this new standard will have a material impact on its consolidated financial statements.
(v) Financial instruments:
In January 2005, the CICA issued Handbook Section 3855, Financial Instruments –Recognition and Measurement, Handbook Section 1530, Comprehensive Income, and Handbook Section 3865, Hedges. The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. The new standards will require presentation of a separate statement of comprehensive income. Foreign exchange gains and losses on the translation of the financial statements of self-sustaining subsidiaries previously recorded in a separate section of shareholders’ equity will be presented in comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The existing hedging principles of Accounting Guideline 13, Hedging Relationships (“AcG-13”), will be substantially unchanged. The Company is assessing the impact of these new standards.
2. INVENTORIES

	2005	2004

Raw materials	$32,976	$38,481
Work in process	9,182	15,119
Finished goods	3,324	3,261

	$45,482	$56,861

36   Cinram International Inc. Annual Report 2005

3. CAPITAL ASSETS

		Accumulated	Net book
2005	Cost	amortization	value

Land	$22,965	$–	$22,965
Buildings	140,278	31,532	108,746
Machinery and equipment	879,901	455,699	424,202
Computer equipment	28,440	16,300	12,140
Furniture	21,081	15,413	5,668
Leasehold improvements	47,372	29,254	18,118
Construction in progress	9,642	—	9,642

	$1,149,679	$548,198	$601,481

		Accumulated	Net book
2004	Cost	amortization	value

Land	$23,440	$—	$23,440
Buildings	143,975	22,793	121,182
Machinery and equipment	837,303	357,747	479,556
Computer equipment	29,305	12,222	17,083
Furniture	20,213	15,526	4,687
Leasehold improvements	46,176	24,614	21,562
Construction in progress	38,850	—	38,850

	$1,139,262	$432,902	$706,360

Included in the above are assets under capital lease with a cost of $10,232 and a net book value of $4,819 (2004 – $11,486 and $6,350, respectively), which are being amortized on a straight-line basis over their anticipated economic life, which is 20 years for buildings and four years for machinery and equipment.
Amortization expense for capital assets for the year ended December 31, 2005 amounted to $153,871 (2004 – $146,697).
4. GOODWILL AND INTANGIBLE ASSETS
(a) Goodwill
The goodwill amount as at December 31, 2003 relates primarily to the 2003 acquisition of the assets of Time Warner Inc.’s DVD and CD manufacturing and physical distribution businesses, together with certain related printing and apparel businesses, in the U.S. and Europe.

Goodwill, December 31, 2003	$279,426
Goodwill adjustments	50,558
Effect of foreign exchange and other	(1,591)

Goodwill, December 31, 2004	328,393
Goodwill adjustments	531
Effect of foreign exchange and other	1,350

Goodwill, December 31, 2005	$330,274

The goodwill adjustment amounts during 2004 and 2005 arose primarily on the finalization of the purchase price of the acquired Time Warner businesses.
Cinram International Inc. Annual Report 2005   37

notes to consolidated financial statements
(In thousands of U.S. dollars, except common shares and per share information)
Years ended December 31, 2005 and 2004
During the fourth quarter of 2005, the Company performed its annual goodwill impairment test and concluded no impairment had occurred. The fair values of the reporting units were estimated using a combination of a market approach and discounted cash flows. Revenue and expense projections used in determining the fair value of the reporting units were based on management estimates, including estimates of current and future industry conditions.
(b) Intangible assets
Customer supply agreements and cross-licensing agreements were acquired as part of the acquisition of certain of the assets of Time Warner Inc. Customer supply agreements are being amortized on a straight-line basis over a period of six years, which represents the exclusive term in which the Company will manufacture, print, package and physically distribute DVDs and CDs for Warner Home Video and Warner Music Group in North America and Europe, and for New Line Home Entertainment Inc. in North America. Cross-licensing agreements were being amortized over a period of one year.

			Effect of
		Accumulated	foreign	Net book
2005	Cost	amortization	exchange	value

Customer supply agreements	$385,700	$139,440	$(4,656)	$241,604
Cross-licensing agreements	2,200	2,200	—	—

	$387,900	$141,640	$(4,656)	$241,604

			Effect of
		Accumulated	foreign	Net book
2004	Cost	amortization	exchange	value

Customer supply agreements	$385,700	$75,382	$4,929	$315,247
Cross-licensing agreements	2,200	2,200	—	—

	$387,900	$77,582	$4,929	$315,247

Amortization of intangible assets for the year ended December 31, 2005 amounted to $64,059 (2004 — $66,907).
5. DEFERRED FINANCING FEES
During 2004 and 2005, the Company amended its credit facilities as described in Note 7 and, as a direct result, incurred $550 (2004 — $2,250) of financing fees.
Amortization of deferred financing fees for the year ended December 31, 2005 amounted to $5,939 (2004 — $6,131).
6. ASSET RETIREMENT OBLIGATIONS
As at January 1, 2004, the Company recorded a liability of $2,886 for the estimated present value of the costs of retiring leasehold improvements at the maturity of the facility leases and recorded deferred asset retirement costs of $2,886. The following table details the changes in the leasehold retirement liability:

January 1, 2004	$2,886
Accretion charges during 2004	177

December 31, 2004	3,063
Accretion charges during 2005	188

December 31, 2005	$3,251

38   Cinram International Inc. Annual Report 2005

The gross amount of the obligations is $4,394. It is expected to be paid out in five to ten years. The estimated cash flows have been discounted at a rate of 6%.
7. LONG-TERM DEBT
(a) Credit agreement
In October 2003, the Company entered into a credit agreement with a syndicate of lenders to provide the Company with credit facilities of up to $1,175,000. The facilities were comprised of term loans of $1,025,000 and a revolving credit facility of $150,000. Amounts outstanding under the facilities are secured by substantially all of the assets of the Company. The revolving credit facility bore interest at the London InterBank Offered Rate (“LIBOR”) plus 300 basis points.
The terms of the credit agreement require the Company to comply with certain financial and other covenants over the term. As at December 31, 2005, the Company was in compliance with all the terms of its credit agreement. Amounts outstanding under the facilities are shown in the table below:

	2005	2004

Credit agreement
Term loan A (i)	$112,226	$181,050
Term loan D (ii)	612,758	658,976

	724,984	840,026
Other long-term debt
Asset-backed financing (iii)	11,289	18,317

	736,273	858,343
Less current portion	62,136	71,509

	$674,137	$786,834

In August 2005, the Company amended its credit facility. The interest rate on the outstanding principal amount of the term loan D facility was reduced from LIBOR plus 300 basis points to LIBOR plus 225 basis points. At December 31, 2005, $612,758 is outstanding under the term loan D facility.
(i) Term loan A for $112,226 (2004 – $181,050) is due on September 30, 2007 and bears an interest rate of LIBOR plus 225 basis points.
(ii) Term loan D for $612,758 (2004 – $658,976) is due on September 30, 2009 and bears an interest rate of LIBOR plus 225 basis points.
The interest rate spread over LIBOR is subject to reductions based on achieving reduced leverage targets.
During 2005, the Company borrowed $54,000 from its revolving credit facility and subsequently repaid this balance prior to year end.
In August 2004, the Company amended its $1,175,000 credit facilities. The interest rate on the outstanding principal amount of $181,050 on the Company’s $250,000 term loan A facility was reduced to the LIBOR plus 250 basis points, from LIBOR plus 300 basis points. The remaining principal amounts outstanding were paid out from a new $668,220 term loan D facility that bore an interest rate of LIBOR plus 300 basis points.
Cinram International Inc. Annual Report 2005   39

notes to consolidated financial statements
(In thousands of U.S. dollars, except common shares and per share information)
Years ended December 31, 2005 and 2004
Under the terms of the credit agreement, the Company is obliged to make a mandatory offer to prepay the credit facilities from the following:
•	75% of excess cash flow (as defined in the credit agreement);
•	100% of net cash proceeds of non-ordinary course asset sales;
•	100% of net proceeds of debt issuance;
•	100% of net cash proceeds of casualty events (in excess of $2.5 million); and
•	75% of net proceeds of equity issuance.
(iii) The Company has entered into asset-backed financing due in July 2007 with blended monthly principal and interest repayments over a three-year period, secured by certain capital assets, bearing interest at 5.49%.
Future minimum repayments of long-term debt for the fiscal years ending December 31 are as follows:

2006	$62,136
2007	116,842
2008	36,975
2009	520,320

$736,273

(b) Interest protection arrangements
During 2004, the Company entered into interest rate swap agreements for a three-year term on $250,000 of long-term debt expiring in June 2007. In addition, the Company entered into an interest rate cap agreement for $210,000 of long-term debt expiring in January 2007.
The weighted average interest rate for the year ended December 31, 2005 was 6.1% (2004 – 5.3%).
8. LEASE COMMITMENTS
Future minimum rental commitments for all non-cancellable operating and capital leases as at December 31, 2005 are as follows:

	Capital	Operating	Total

2006	$958	$25,475	$26,433
2007	768	23,086	23,854
2008	568	20,627	21,195
2009	528	14,862	15,390
2010	529	10,921	11,450
2011 and thereafter	1,513	7,729	9,242

	4,864	$102,700	$107,564

Less interest average rate	865

	3,999
Less current portion	727

	$3,272

Operating lease expense for the year ended December 31, 2005 amounted to $24,627 (2004 – $12,591).
40   Cinram International Inc. Annual Report 2005

9. CAPITAL STOCK
(a) Authorized
The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of preference shares. The preference shares are non-voting and are entitled to dividends as and when declared by the Board of Directors.
(b) Issued and outstanding
Capital stock issued and outstanding at December 31, 2005 and 2004 includes the following:

	Common
	shares	Amount

Balance outstanding, January 1, 2004	56,075,292	$163,174
Options exercised	727,794	6,971

Balance outstanding, December 31, 2004	56,803,086	170,145
Options exercised	500,374	3,630

Balance outstanding, December 31, 2005	57,303,460	$173,775

(c) Stock-based compensation plan
The Company has one stock-based compensation plan pursuant to which the Company may grant options to employees, officers and directors of the Company. During 2004, the Company amended its stock option plan to increase the number of options that may be granted under the plan to 5,500,000 from 4,000,000. The exercise price of each option equals the market price of the Company’s stock on the date of the grant; an option’s maximum term is 10 years. The options vesting periods range from three years to five years.
A summary of the status of the Company’s employee stock option plan as at December 31, 2005 and 2004 and changes during the years ended on those dates is presented below in Canadian dollars:

	2005		2004
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		Cdn. $		Cdn. $
Outstanding, beginning of year	1,775,144	$11.42	2,527,939	$9.67
Granted	—	—	—	—
Exercised	(500,374)	7.25	(727,794)	12.77
Forfeited	(41,502)	11.38	(25,001)	4.63

Outstanding, end of year	1,233,268	12.43	1,775,144	11.42

Options exercisable, end of year	1,083,768	$12.59	1,225,811	$11.70

Cinram International Inc. Annual Report 2005   41

notes to consolidated financial statements
(In thousands of U.S. dollars, except common shares and per share information)
Years ended December 31, 2005 and 2004
The following summarizes information about the employee stock options at December 31, 2005 in Canadian dollars:

		Options outstanding		Options exercisable
		Weighted
		average	Weighted		Weighted
	Number of	remaining	average	Number of	average
Range of	options	contractual	exercise	options	exercise
exercise prices	outstanding	life (years)	price	exercisable	price
			Cdn.$		Cdn. $

$2.74–$10.00	45,000	0.4	$2.74	45,000	$2.74
$10.00–$15.00	878,768	2.0	10.80	729,268	10.71
$15.00 – $20.00	219,000	1.0	17.02	219,000	17.02
$20.00 – $22.00	90,500	2.5	22.00	90,500	22.00

$2.74 – $22.00	1,233,268	1.8	$12.43	1,083,768	$12.59

(d) Stock-based compensation
On January 1, 2004, the Company adopted CICA Handbook Section 3870 and recorded a charge to opening retained earnings of $2,759 for stock options granted on or after January 1, 2002 (note 1(k)).
For the year ended December 31, 2005, the Company recorded compensation expense of $489 (2004 – $1,269).
There were no stock options granted during the years ended December 31, 2005 and 2004.
10. BASIC AND DILUTED EARNINGS PER SHARE
Basic and diluted earnings per share have been calculated using the weighted average and maximum dilutive number of shares outstanding during the year.
The following table sets forth the computation of basic and diluted earnings per share:

	2005	2004

Numerator:
Earnings available to common shareholders	$82,426	$75,824

Denominator (in thousands):
Weighted average shares outstanding – basic	57,162	56,589
Effect of dilutive securities:
Employee stock options	611	925

Weighted average number of shares outstanding – diluted	57,773	57,514

Earnings per share:
Basic	$1.44	$1.34
Diluted	1.43	1.32

During the years ended December 31, 2005 and December 31, 2004, there were no outstanding stock options excluded from the computation of diluted earnings per share as the exercise price was below the average market price of the common shares for both years.
42    Cinram International Inc. Annual Report 2005

11. UNUSUAL ITEMS

	2005	2004

Provision for (recovery of) restructuring costs (a)	$4,266	$(1,713)
Transaction costs (b)	2,012	–

	$6,278	$(1,713)

(a)	During the first quarter of 2005, management formulated an exit plan to shut down an Ivy Hill printing facility located in Amityville, New York. The exit plan was finalized in March 2005 and termination notices were given in April 2005 to all 102 employees. As a result, contractual severance and other employee-related costs amounting to $3,608 were recorded as an unusual item in the Company’s printing business segment.
During the fourth quarter of 2005, management paid an additional $658 in relation to a restructuring plan originally established in Germany during the prior period.
In October 2004, the Company realized a gain of $2,187 on the sale of a facility located in France. The Company also incurred an additional $474 in other exit costs relating to the closure of the facility. These costs were expensed and paid out in fiscal 2004.
(b) To effect the reorganization into an income trust, the Company incurred $2,012 of transaction costs. These costs include fees paid to financial, tax, and legal advisors and other costs which have been recognized as unusual items in the consolidated statement of earnings.
The Company will continue to incur additional transaction costs during the first half of 2006.
12. INCOME TAXES
Income tax expense varies from the amounts that would be computed by applying the statutory income tax rate to earnings before income taxes as follows:

		2005		2004

Basic rate applied to pretax earnings	$42,188	36.1%	$40,358	36.1%
Increase (decrease) in taxes resulting from:
Losses in foreign subsidiaries not tax-effected	2,232	1.9%	—	—
Losses utilized in the current period to reduce taxable income not previously recognized	—	—	(2,023)	(1.8)%
Tax rates in other jurisdictions	(11,317)	(9.7)%	(2,769)	(2.5)%
Other items	1,269	1.1%	343	0.3%

	$34,372	29.4%	$35,909	32.1%

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2005 and 2004 are presented below:
Cinram International Inc. Annual Report 2005   43

notes to consolidated financial statements
(In thousands of U.S. dollars, except common shares and per share information)
Years ended December 31, 2005 and 2004

	2005	2004

Future tax assets
Non-capital income tax loss carryforwards	$24,335	$8,673
Capital loss carryforwards	—	293
Accruals not deductible in the current period	40,411	33,272
Capital assets – difference in net book value and undepreciated capital costs	623	511
Goodwill and intangible assets	5,380	—

	70,749	42,749
Less valuation allowance	8,498	8,073

	62,251	34,676
Future tax liabilities
Capital assets – difference in net book value and undepreciated capital costs	(68,917)	(59,667)
Withholding taxes on undistributed earnings	(9,447)	—
Goodwill and intangible assets	(24,654)	(33,402)

	(103,018)	(93,069)

Net future tax liabilities	$(40,767)	$(58,393)

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax assets and the tax planning strategies in place in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criterion, a valuation allowance is recorded against the future tax assets.
At December 31, 2005, the Company has non-capital loss carryforwards in Europe. No benefit has been established in relation to these losses as it is not more likely than not that the Company will be able to utilize these losses in the future.
The non-capital losses in Europe expiring in the years ending December 31 are as follows:

2009	$1,959
2010 and thereafter	22,599

$24,558

The Company has a non-capital loss carryforward in Canada of approximately $46,376. No allowance has been recorded in respect of this loss which will expire in 2015.
13. CONTINGENT LIABILITIES
The Company is involved in various legal actions that are normal to the Company’s business. In the opinion of the Company, any resulting liability is not expected to have a material adverse effect on the Company’s financial position or its results of operations.
44 Cinram International Inc. Annual Report 2005

14. RELATED PARTY TRANSACTIONS
The Company entered into the following related party transactions:
During 2005, the Company paid the following amounts to related parties: $607 (2004 – $1,484) to a law firm and $207 (2004 – $193) to a director for consulting services. The amount outstanding to the law firm at December 31, 2005 is $66.
15. PENSION AND NON-PENSION EMPLOYMENT BENEFIT PLANS
(a) U.S.
(i) 401(k) Plan:
Certain non-union employees participate in the defined pretax contribution plan (the “401(k) Plan”). The Company’s contributions under the 401(k) Plan are based upon a percentage of the employees’ elected contributions. The Company’s 401(k) Plan expense amounted to $8,357 for the year ended December 31, 2005 (2004 – $8,646).
(ii) Graphic Communication Industry Union (“GCIU”) Pension:
The GCIU Retirement Fund is a multi-employer plan covering direct labour employees in certain of the Company’s printing facilities. The rate of contribution expense for this plan is 6% of the straight time wages. No significant changes have occurred in fiscal 2005 related to or affecting the GCIU plan.
The Company’s GCIU pension expense amounted to $733 for the year ended December 31, 2005 (2004 – $692).
(iii) PACE Pension:
The PACE (Paper, Allied-Industrial, Chemical and Energy Workers International Union) Pension is a multi-employer plan covering a portion of the direct labour in one of the Company’s printing plant facilities. The rate of contribution was $0.867/hour based on total hours worked, including vacation and holiday for fiscal 2004, and $0.942/hour for fiscal 2005. No significant changes have occurred in fiscal 2005 related to or affecting the PACE plan.
The Company’s PACE pension expense amounted to $327 for the year ended December 31, 2005 (2004 – $270).
(iv) Cinram Music Union Pension Plan:
Certain union employees of the Company also participate in the Cinram Music Union Pension Plan (the “Music Union Plan”). Pension benefits under the Music Union Plan are based on formulas that reflect the employees’ years of service multiplied by a specified dollar amount negotiated in collective bargaining.
(v) Investment strategy and policy:
The Company has adopted a balanced growth objective, which balances risk and return. Under this investment strategy, the Company’s long-term allocation for equity and debt securities is 75% and 25%, respectively.
(vi) Asset allocation:
Pension fund assets consist of money market, fixed income and equity mutual funds, valued at market value. The percentages of the fair value of total plan assets by each major type of plan asset as of the December 31 measurement date are as follows:
Cinram International Inc. Annual Report 2005   45

notes to consolidated financial statements
(In thousands of U.S. dollars, except common shares and per share information)
Years ended December 31, 2005 and 2004

Percentage of plan assets
Asset category	2005	2004

Cash and cash equivalents	0.10%	0.10%
Debt securities	40.10%	39.90%
Equity securities	59.80%	60.00%

	100.00%	100.00%

Equity securities do not include any of the Company’s common shares as at December 31, 2005 and 2004, respectively.
(vii) Long-term rate-of-return on assets assumption:
Long-term historical returns for indexed equity and debt securities are used as the basis to determine the overall expected long-term rate-of-return on assets assumption for the mutual fund investments held in the Music Union Plan. The weighted average historical return for equity and debt securities is 8%.
(viii) Total cash payments:
The Company does not anticipate making any cash contributions to the Music Union Plan in fiscal 2006.
(ix) Estimated future benefit payments:
The benefits expected to be paid in each year from 2006 to 2010 are $101, $112, $116, $169 and $196, respectively. The aggregate benefits expected to be paid in the five years from 2011 to 2015 are $1,653. The expected benefits to be paid are based on the same assumptions used to measure the Company’s benefit obligation at December 31, 2005 and include estimated future employee service.
The most recent actuarial valuations were completed in January 2006 and February 2006 for Germany and the U.S., respectively.
(b) Germany
(i) Cinram GmbH, Alsdorf defined benefit plan:
The Company’s defined benefit pension plan covers certain existing and former employees who have signed specific agreements related to pension benefits, including members of senior and middle management. The pension plan contributions are based on German tax law requirements and, therefore, the plan remains unfunded.
(ii) Estimated future benefit payments:
The benefits expected to be paid in each year from 2006 to 2010 are $1,074, $1,065, $1,052, $1,044 and $1,032, respectively. The aggregate benefits expected to be paid in the five years from 2011 to 2015 are $4,937.
(iii) Early retirement plan:
The Company has an early retirement agreement with its employee works council as part of a labour contract, whereby eligible employees are able to receive certain benefits during a period of reduced work prior to attaining standard retirement age and German State pension benefits. A liability of approximately $2,322 has been recorded as at December 31, 2005 (2004 – $2,039).
The Company’s early retirement pension expense amounted to $716 for the year ended December 31, 2005 (2004 – $1,094).
46   Cinram International Inc. Annual Report 2005

(iv) Jubilee plan:
The Company also has an agreement with its employee works council as part of a labour contract, whereby employees receive years of service awards upon reaching their 10- and 25-year service anniversaries. Employment and income taxes associated with this award are paid by the Company and a total liability of approximately $329 has been recorded as at December 31, 2005 (2004 – $426).
The Company’s Jubilee pension expense (recovery) amounted to $35 for the year ended December 31, 2005 (2004 – recovery of $1,400).
The most recent actuarial valuations were completed on December 31, 2005.
A reconciliation of the funded status of the defined benefit plans to the amounts recorded in the consolidated financial statements follows:

		U.S.		Germany		Total

	2005	2004	2005	2004	2005	2004

Plan assets, at fair value	$3,916	$4,458	$—	$—	$3,916	$4,458
Benefit obligation	(6,840)	(6,429)	(17,320)	(18,498)	(24,160)	(24,927)

Deficiency of plan assets over benefit obligation	(2,924)	(1,971)	(17,320)	(18,498)	(20,244)	(20,469)
Unrecognized prior service costs	—	—	150	—	150	—
Unrecognized actuarial loss	1,430	828	1,495	237	2,925	1,065

Accrued benefit liability	$(1,494)	$(1,143)	$(15,675)	$(18,261)	$(17,169)	$(19,404)

The accrued liability is included in the Company’s consolidated balance sheet as follows:

		U.S.		Germany		Total

	2005	2004	2005	2004	2005	2004

Accrued liabilities	$(1,494)	$(1,143)	$(1,107)	$(1,250)	$(2,601)	$(2,393)
Other long-term liabilities	—	—	(14,568)	(17,011)	(14,568)	(17,011)

Cinram International Inc. Annual Report 2005   47

notes to consolidated financial statements
(In thousands of U.S. dollars, except common shares and per share information)
Years ended December 31, 2005 and 2004
The following information is provided on pension fund assets:

		U.S.		Germany		Total

	2005	2004	2005	2004	2005	2004

Fair value of plan assets, beginning of year (2004 – October 24, 2003)	$4,458	$4,658	$—	$—	$4,458	$4,658
Actual return on plan assets	169	359	—	—	169	359
Actual benefits paid	(711)	(559)	—	—	(711)	(559)

Fair value of plan assets, end of year	$3,916	$4,458	$—	$—	$3,916	$4,458

Benefit obligations are outlined below:

		U.S.		Germany		Total

	2005	2004	2005	2004	2005	2004

Benefit obligations, beginning of year	$6,429	$5,485	$18,498	$16,781	$24,927	$22,266
Service cost	291	242	160	169	451	411
Interest cost	388	389	745	920	1,133	1,309
Actual benefits paid	(711)	(559)	(1,107)	(1,272)	(1,818)	(1,831)
Actuarial loss	443	872	1,290	518	1,733	1,390
Amendments		—	161	—	161	—
Impact of foreign exchange		—	(2,427)	1,382	(2,427)	1,382

Benefit obligations, end of year	$6,840	$6,429	$17,320	$18,498	$24,160	$24,927

48  Cinram International Inc. Annual Report 2005

Elements of defined benefit costs recognized in the year:

		U.S.		Germany		Total

	2005	2004	2005	2004	2005	2004

Components of net periodic benefit cost
Service cost	$291	$242	$161	$169	$452	$411
Interest cost	388	389	745	920	1,133	1,309
Actual return on plan assets	(169)	(359)	—	—	(169)	(359)
Actuarial loss	443	872	—	—	443	872

Costs	953	1,144	906	1,089	1,859	2,233
Adjustments to recognize the long- term nature of employee future benefit costs:
Return on plan assets for period	(183)	(9)	—	—	(183)	(9)
Actuarial gain	(419)	(872)	—	—	(419)	(872)

Defined benefit costs recognized	$351	$263	$906	$1,089	$1,257	$1,352

Actuarial assumptions for the years ended December 31:

		U.S.		Germany

	2005	2004	2005	2004

Weighted average actuarial assumptions used to determine benefit costs
Discount rate	6.00%	6.25%	4.00%	4.75%
Rate of compensation increase	—	4.50%	2.50%	2.50%
Expected return on plan assets	8.00%	8.00%	—	—
Weighted average actuarial assumptions used to determine benefit obligation
Discount rate	5.75%	6.00%	4.00%	4.75%
Rate of compensation increase	—	4.50%	2.50%	2.50%

Cinram International Inc. Annual Report 2005   49

notes to consolidated financial statements
(In thousands of U.S. dollars, except common shares and per share information)
Years ended December 31, 2005 and 2004
16. CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2005	2004

Increase in accounts receivable	$(87,095)	$(136,283)
Decrease (increase) in income taxes recoverable	7,685	(10,148)
Decrease (increase) in inventories	9,198	(10,985)
Decrease (increase) in prepaid expenses	4,430	(14,412)
Increase (decrease) in accounts payable and accrued liabilities	14,777	(1,521)
Increase in income taxes payable	15,626	(3,103)

	$(35,379)	$(176,452)

17. SEGMENTED INFORMATION
The Company’s reportable business segments are Home Video replication, Audio/ROM replication, printing and distribution services.
The Home Video replication segment manufactures DVDs and VHS video cassettes. The Audio/ROM replication segment manufactures CDs and CD-ROM and audio cassettes. The printing segment provides design, printing and packaging services. The distribution services segment distributes pre-recorded media products on behalf of its customers. The other segment includes merchandising sales.
The accounting policies of the segments are the same as those described in the significant accounting policies. The Company evaluates segment performance based on earnings before interest expense, investment income, unusual items and income taxes.
In 2005, the Company was dependent on two customers for approximately 37% and 19%, respectively, of consolidated revenue from the four main business segments. At December 31, 2005, these customers represented approximately 34% and 20%, respectively, of consolidated accounts receivable. In 2004, the Company was dependent on two customers for approximately 36% and 14%, respectively, of consolidated revenue from the four main business segments. At December 31, 2004, these customers represented approximately 30% and 16%, respectively, of consolidated accounts receivable.
50   Cinram International Inc. Annual Report 2005

(a) Industry segments

	Home video	Audio/ROM
2005	replication	replication	Printing	Distribution	Other	Total

Revenue from external customers	$1,081,100	$327,706	$234,044	$290,273	$164,957	$2,098,080
Earnings before interest expense, investment income, unusual items and income taxes	167,577	22,862	24,788	(31,258)	(10,677)	173,292
Total assets	1,071,134	310,709	194,563	288,711	148,825	2,013,942
Amortization of capital assets and assets under capital leases	101,819	21,098	8,629	20,085	2,240	153,871
Amortization of intangible assets	54,993	641	8,425	—	—	64,059
Capital expenditures	54,146	633	2,026	34,966	7,994	99,765

	Home video	Audio/ROM
2004	replication	replication	Printing	Distribution	Other	Total

Revenue from external customers	$1,090,543	$324,326	$225,388	$208,835	$177,546	$2,026,638
Earnings before interest expense, investment income, unusual items and income taxes	176,298	9,904	17,629	(30,578)	(12,567)	160,686
Total assets	1,159,288	344,771	182,236	220,371	190,367	2,097,033
Amortization of capital assets and assets under capital leases	102,099	24,390	8,752	9,752	1,704	146,697
Amortization of intangible assets	57,439	669	8,799	—	—	66,907
Capital expenditures	86,045	9,652	3,089	43,303	3,615	145,704

Cinram International Inc. Annual Report 2005   51

notes to consolidated financial statements
(In thousands of U.S. dollars, except common shares and per share information)
Years ended December 31, 2005 and 2004
(b) Revenue from external customers is comprised of the following:

	2005	2004

DVD	$1,062,987	$1,025,389
VHS	18,113	65,154
Audio CD/CD-ROM	321,955	313,420
Audio cassette	5,751	10,906
Printing	234,044	225,388
Distribution	290,273	208,835
Merchandising	132,195	143,368
Other	32,762	34,178

	$2,098,080	$2,026,638

(c) Geographic segments

	United
2005	States	Canada	France	Germany	Other	Total

Revenue from external customers	$1,397,851	$140,899	$94,653	$346,752	$117,925	$2,098,080
Capital assets, goodwill and intangible assets	901,507	66,278	29,732	139,021	36,821	1,173,359

	United
2004	States	Canada	France	Germany	Other	Total

Revenue from external customers	$1,386,265	$133,363	$107,805	$337,607	$61,598	$2,026,638
Capital assets, goodwill and intangible assets	1,020,121	69,305	40,175	182,953	37,446	1,350,000

18. FINANCIAL INSTRUMENTS
The Company has determined the fair values of its financial instruments as follows:
(a) Fair values
The carrying amounts in the consolidated balance sheets of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values because of the short-term nature of these instruments.
(b) Long-term debt
The carrying values of long-term debt and obligations under capital leases which have variable interest rates based on market rates approximate the fair values of those financial instruments. The fair values of the Company’s long-term debt and obligations under capital leases were based on the amount of future cash flows associated with each instrument discounted using borrowing rates currently available for similar debt instruments with similar maturity.
52   Cinram International Inc. Annual Report 2005

The aggregate carrying value and fair value of the Company’s long-term debt and obligations under capital leases at December 31 were:

	Carrying	Fair
	value	value

2005	$740,272	$739,963
2004	863,796	864,256

(c) Derivative instruments
The fair values of the Company’s interest rate exchange agreements and interest rate cap agreement are based on values quoted by the counterparties to the agreements. At December 31, 2005, the fair value of these agreements represents an asset of $4,258 (2004 – liability of $514).
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
19. RECONCILIATION BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. These principles conform in all material respects to those in the U.S., except for the following:
Consolidated statements of earnings according to U.S. GAAP:

	2005	2004

Net earnings in accordance with Canadian GAAP	$82,426	$75,824
Description of items having the effect of increasing (decreasing) reported earnings:
Customer payments (a)	—	1,414
Amortization of capitalized interest on construction in progress (b)	(400)	(400)
Stock-based compensation (c)	489	1,269
Income tax effect of above adjustments	160	160

Net earnings according to U.S. GAAP	82,675	78,267
Other comprehensive income:
Net gain (loss) on derivatives designated as hedges, net of tax (d)	3,337	(314)
Foreign currency translation	(21,155)	22,106

	(17,818)	21,792
Comprehensive earnings according to U.S. GAAP	$64,857	$100,059

Earnings per share under U.S. GAAP:
Basic	$1.45	$1.38
Diluted	1.43	1.36

Weighted average shares outstanding (in thousands) :
Basic	57,162	56,589
Diluted	57,773	57,514

Cinram International Inc. Annual Report 2005    53

notes to consolidated financial statements
(In thousands of U.S. dollars, except common shares and per share information)
Years ended December 31, 2005 and 2004
Consolidated shareholders’ equity according to U.S. GAAP:

	2005	2004

Shareholders’ equity in accordance with Canadian GAAP	$545,909	$486,191
Description of items having the effect of increasing (decreasing) reported shareholders’ equity:
Customer payments (a)	—	—
Capitalized interest on construction in progress (b)	3,536	3,536
Accumulated amortization of capitalized interest on construction in progress (b)	(1,644)	(1,244)
Gain (loss) on derivatives designated as hedges, net of tax (d)	3,023	(314)
Goodwill amortization (e)	(3,325)	(3,325)
Income tax effect of above adjustments	(761)	(921)

Shareholders’ equity according to U.S. GAAP	$546,738	$483,923

(a) Under Canadian GAAP, contractual payments to acquire sales contracts are amortized against revenue over the term of the contracts. Under U.S. GAAP, certain of the amounts incurred in prior periods, which were fully amortized for Canadian GAAP purposes as at December 31, 2004, would have been expensed as incurred. Under U.S. GAAP, revenue would have increased by $1,414 for the year ended December 31, 2004 to reverse the impact of amortization recorded under Canadian GAAP.
(b) Under U.S. GAAP, interest must be capitalized on construction in progress, whereas under Canadian GAAP, such capitalization is not mandatory. During a significant facility expansion which occurred in fiscal 2000 and 2001, the Company did not capitalize any interest under Canadian GAAP. Under U.S. GAAP, in 2005, net capital assets would have increased by $1,892 (2004 – $2,292), amortization expense would have increased by $400 (2004 – $400), and income tax expense would have decreased by $160 (2004 – $160).
(c) Under U.S. GAAP, the Company measures compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, as permitted by SFAS No. 123. Therefore, the 2005 stock-based compensation expense of $489 (2004 – $1,269) recorded under Canadian GAAP has been excluded from the consolidated statement of earnings under U.S. GAAP.
(d) The Financial Accounting Standards Board (“FASB”) has issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities and SFAS 138, which amends SFAS 133. SFAS 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. The standard requires that all derivatives be recorded on the balance sheet at fair value. The Company implemented SFAS 133 since 2004 for the purposes of the U.S. GAAP reconciliation, as prior to 2004, the Company had not entered into any derivative financial instrument arrangements.
(e) This difference relates to higher goodwill amortization prior to January 1, 2002, when goodwill ceased being amortized, under Canadian GAAP arising from prior acquisitions.
(f) Recent U.S. accounting pronouncements
In January 2003, FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“VIEs”) (“FIN 46”). In December 2003, FASB issued FIN 46R, which superseded FIN 46 and contains numerous exemptions. FIN 46R applies to financial statements of
54    Cinram International Inc. Annual Report 2005

public entities that have or potentially have interests in entities considered special purpose entities for periods ended after December 15, 2003 and, otherwise, to interests in VIEs for periods ending in March 15, 2004. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The adoption of this standard did not have an impact on the consolidated financial statements as the Company did not have any VIEs in existence on the date of adoption.
In December 2004, FASB issued SFAS No. 123R, Share-based Payments, which requires companies to recognize in the statement of earnings the grant date fair value of stock options and other equity-based compensation issued to employees. The standard eliminates the use of the intrinsic method under APB Opinion No. 25. The standard also requires the use of an option pricing model for estimating fair value. In March 2005, the Securities and Exchange Commission issued SAB No. 107 which provides guidance in implementing SFAS No. 123R. SFAS No. 123R is effective for 2006 and can be adopted using the modified prospective application method or the modified retrospective application method. The Company is currently evaluating the impact of adopting this standard on the U.S. GAAP results included in the Canadian and United States Accounting Policy differences note.
In December 2004, FASB issued SFAS 151, Inventory Costs, which clarifies the accounting for abnormal amounts and the allocation of fixed production costs. The standard is effective for 2006. The Company is currently evaluating the impact of this standard.
In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29, which addresses the measurement of exchanges of non-monetary assets and redefines the scope of transactions that should be measured based on the fair value of assets exchanged. The standard is effective for 2006. The Company is currently evaluating the impact of this revised standard.
In May 2005, FASB issued No. 154, Accounting Changes and Error Corrections, replacing APB Opinion No. 20 and SFAS No. 3, which applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement where no specific transition provisions are included. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. This SFAS No. 154 also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The standard is effective for 2006 although early adoption is permitted. The Company does not anticipate the adoption of this standard to have a material impact on the consolidated financial statements.
20. COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.
21. SUBSEQUENT EVENTS
On March 2, 2006, the Company announced that its Board of Directors has unanimously approved the conversion of Cinram International Inc. from a corporation into an income trust by way of a plan of arrangement, subject to shareholder and board approvals and certain other conditions. Although the timing of the completion of the conversion process cannot be predicted with certainly, management anticipates that the conversion will be completed by May 2006.
Cinram International Inc. Annual Report 2005      55

financial highlights
11 years ending December 31, 2005
(stated in thousands of U.S. dollars, except per share data)

	2005	2004	2003	2002

Income statement
Net sales	2,098,080	2,026,638	826,893	559,287
Sales growth in %	4%	145%	48%	4%
Cost of sales	1,685,997	1,615,542	655,374	457,322
Gross profit before amortization	565,954	557,793	235,226	149,731
Gross profit % before amortization	27%	28%	28%	27%
Amortization of capital assets	153,871	146,697	63,707	47,766
Gross profit	412,083	411,096	171,519	101,965
Gross profit as a % of sales	20%	20%	21%	18%
Selling, general and administrative expenses	168,793	177,372	68,883	51,537
Selling, general and administrative expenses as a % of net sales	8%	9%	8%	9%
Amortization of intangible assets and deferred financing fees	69,998	73,038	11,449	—
Goodwill amortization	—	—	—	—
Research and development expenses	—	—	—	—
Unusual items	6,278	(1,713)	2,726	1,449
EBITA (earnings before interest expense, investment income, income taxes and amortization)	390,883	382,134	163,617	96,745
EBITA %	19%	19%	20%	17%
EBIT (earnings before interest expense, investment income, and income taxes)	167,014	162,399	88,461	48,979
EBIT %	8%	8%	11%	9%
Interest expense	51,148	53,102	13,742	3,305
Investment income	932	2,436	3,583	2,888
Write-down of marketable securities	—	—	—	—
Income tax expense	34,372	35,909	25,282	13,891
Net earnings	82,426	75,824	53,020	34,671
Basic EPS* (after unusual items)	1.44	1.34	0.95	0.63
Diluted EPS* (after unusual items)	1.43	1.32	0.94	0.63

*	per share data based on 3 for 1 stock split July 1987, 2 for 1 stock split June 1993 and 2 for 1 stock split February 1998
56      Cinram International Inc. Annual Report 2005

2001	2000	1999	1998	1997	1996	1995

535,607	438,756	435,742	431,789	369,608	249,905	197,485
22%	1%	1%	17%	48%	27%	88%
459,210	371,387	324,905	327,228	280,327	187,849	150,299
119,450	106,221	150,375	143,646	119,256	75,718	59,499
22%	24%	35%	33%	32%	30%	30%
43,053	38,852	39,538	39,085	29,975	13,662	12,313
76,397	67,369	110,837	104,561	89,281	62,056	47,186
14%	15%	25%	24%	24%	25%	24%
50,744	51,761	48,468	49,864	41,920	24,530	20,690
9%	12%	11%	12%	11%	10%	10%
—	—	—	—	—	—	—
1,336	3,406	5,904	3,483	2,109	922	559
64	1,144	1,056	3,016	1,442	1,689	1,428
(2,563)	34,760	20,622	—	—	—	—
69,869	15,150	74,325	87,283	73,785	48,577	36,822
13%	3%	17%	20%	20%	19%	19%
26,816	(23,702)	34,787	48,198	43,810	34,915	24,509
5%	(5)%	8%	11%	12%	14%	12%
6,209	12,237	10,818	11,078	6,292	2,270	1,550
2,836	11,214	11,308	11,723	7,471	2,883	2,736
—	—	2,241	4,132	—	—	—
8,172	(5,816)	19,979	16,291	14,646	12,651	8,883
15,271	(18,909)	13,057	28,420	30,343	22,877	16,812
0.28	(0.34)	0.22	0.48	0.53	0.48	0.37
0.28	(0.34)	0.22	0.47	0.53	0.46	0.36

Cinram International Inc. Annual Report 2005  57

comparative balance sheets
11 years ending December 31, 2005

	2005	2004	2003	2002

Balance sheet
Current ratio	1.23	1.02	1.05	1.65
Debt to equity ratio [1]	2.69	3.31	4.34	0.80
Debt to assets ratio [1]	0.73	0.77	0.81	0.45
Equity to assets ratio	0.27	0.23	0.19	0.55
Accounts receivable turnover [2]	4	5	3	4
Days sales in accounts receivable [2]	96	80	111	97
Inventory turnover [3]	33	32	15	14
Days sales in inventory [3]	11	11	24	26
Asset turnover [4]	1.45	1.39	0.64	1.07
Return on equity [5] (after unusual item)	16%	17%	15%	13%
Return on total assets [6] (after unusual item)	4%	4%	4%	7%

[1]	consists of current and long-term liabilities including future income taxes

[2]	two year average accounts receivable

[3]	two year average inventory

[4]	total assets excluding intangible assets

[5]	two year average equity

[6]	two year average total assets
trading of common shares: CRW

For years ended
December 31
(in Canadian dollars,					Volume
except volume)	Quarter	High	Low	Closing	(’000)

2005	First	$25.90	$19.70	$25.67	26,312
	Second	28.35	22.58	23.50	22,806
	Third	29.24	22.05	25.35	22,997
	Fourth	29.10	22.43	27.40	19,401

	Year	$29.10	$19.70	$27.40	91,516

2004	First	$29.75	$24.00	$26.18	33,960
	Second	26.80	22.30	25.00	22,513
	Third	25.03	19.70	21.20	18,675
	Fourth	24.95	15.88	22.13	34,722

	Year	$29.75	$15.88	$22.13	109,871

2003	First	$11.25	$8.36	$11.00	12,988
	Second	16.85	10.80	16.43	21,626
	Third	29.60	15.51	24.95	38,905
	Fourth	28.59	25.34	28.35	21,488

	Year	$29.60	$8.36	$28.35	95,006

2002	First	$8.45	$4.62	$7.95	23,505
	Second	11.25	7.52	10.35	14,313
	Third	10.20	6.10	7.00	12,570
	Fourth	10.29	5.31	9.89	15,989

	Year	$11.25	$4.62	$9.89	66,377

2001	First	$3.50	$2.00	$2.75	7,836
	Second	4.75	2.50	4.25	6,773
	Third	4.55	3.50	3.79	4,793
	Fourth	5.15	3.06	4.60	8,364

	Year	$5.15	$2.00	$4.60	27,765

Common shares outstanding at December 31, 2005 – 57,303,460
Weighted average number of shares outstanding at December 31, 2005
Basic:            57,161,878
Diluted:          57,773,175
58  Cinram International Inc. Annual Report 2005

2001	2000	1999	1998	1997	1996	1995

1.45	1.30	1.61	1.61	2.65	3.14	1.49
0.84	1.11	1.04	0.98	1.01	0.37	0.85
0.46	0.53	0.51	0.49	0.50	0.27	0.46
0.54	0.47	0.49	0.51	0.50	0.73	0.54
4	3	4	5	5	5	6
103	107	86	80	75	78	63
17	13	12	12	13	11	13
21	27	31	31	29	32	27
1.13	0.87	0.78	0.79	0.71	0.73	1.09
6%	n/a	5%	10%	12%	13%	19%
3%	n/a	2%	5%	7%	9%	12%

Cinram International Inc. Annual Report 2005    59